UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40370

BITFARMS LTD.

(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ☒

EXPLANATORY NOTE

On October 10, 2025, Bitfarms Ltd. (“Bitfarms” or the “Company”) entered into Amendment No. 1 to the Loan and Security Agreement (the “Amendment”) with Macquarie Equipment Capital, Inc., a division of Macquarie Group’s Commodities and Global Markets’ business (“Macquarie”) and certain subsidiaries of the Company and lenders of the Company named therein. The Amendment modified the terms of the Company’s previously-announced private debt facility (the “Loan Agreement”) for up to $300 million with Macquarie to, among other things, limit the borrowers and guarantors under the Loan Agreement to certain subsidiaries of the Company holding project-specific assets, other than an unsecured guarantee of the Company and limited guarantees and collateral provided by certain subsidiaries of the Company in connection with the minimum cash requirements described below (the “Facility”). Bitfarms anticipates using the Facility’s funds to finance the development of its data center campus in Panther Creek, Pennsylvania, subject to the achievement of certain milestones and other conditions as set forth in the Facility.

Pursuant to the Amendment, Bitfarms will draw an additional $50 million from the Facility, subject to customary closing conditions, and will be able to draw on additional tranches of funding under the Facility subject to certain conditions, including the consent of Macquarie.

The Amendment further provides that, among other things:

●	The aggregate principal amount of $300 million in funding under the Facility is intended to fund the development of the data center project at Panther Creek.

●	The incremental $50 million tranche to be withdrawn from the Facility is to be drawn by a project-level indirect subsidiary and is secured by certain assets of the guarantors.

●	Certain of the U.S. and all of the Canadian direct and indirect subsidiaries of the Company that had previously guaranteed obligations of the Company under the Facility and pledged certain assets to secure those guarantees have been released from their guarantees and pledges.

●	In connection with entering into the Amendment, Macquarie will receive warrants for the purchase of $10 million in shares of Bitfarms at a strike price equal to a 25% premium, in each case, based on the volume weighted average of the trailing 5 trading days’ closing price (subject to a minimum strike price floor equal to the last closing price of Bitfarms’ shares on the Nasdaq/TSX) and with a tenor of five years. The warrants and underlying shares are subject to customary registration rights for the resale of the underlying shares.

●	The Loan Agreement as modified by the Amendment includes various customary affirmative and negative covenants , including restrictions on dispositions, dividends, the incurrence of debt and liens, material changes in the nature of its business, related party transactions, and investments, in each case subject to certain customary exclusions and carveouts. In addition, Bitfarms must maintain a minimum of $50 million balance in cash at all times while amounts under the Facility are outstanding and must deposit additional amounts of cash if the average bitcoin price drops below certain thresholds as provided in the Loan Agreement (which funds will be returned if the bitcoin price returns to the previous thresholds).

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On October 10, 2025, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + (SEDAR +) a press release, a copy of which is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

See the Exhibits listed below.

Exhibits

Exhibit No.	Description
99.1	Press release dated October 10, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ Ben Gagnon
	Name:	Ben Gagnon
	Title:	Chief Executive Officer

Date: October 10, 2025

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